BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201
TONYA MITCHEM GRINDON, SHAREHOLDER Direct Dial: 615.726.5607 Direct Fax: 615.744.5607 E-Mail Address: tgrindon@bakerdonelson.com	MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219
PHONE: 615.726.5600 FAX: 615.726.0464
WWW.BAKERDONELSON.COM

March 6, 2014

VIA EDGAR AND FED EX

Karl Hiller

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Comments Applicable to American Standard Energy Corp. (“American Standard” or the “Company”) Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012, File No. 000-54471; filed August 13, 2013 (“Form 10-K”)

Dear Mr. Hiller:

We have received and reviewed the letter, dated January 15, 2014, regarding comments to the above-referenced filing. Our responses to the comments are set forth below. For your convenience, the responses have been numbered to correspond to the numbers assigned to the comments. Please also find enclosed to this response our proposed Form 10-K/A amendment.

Form 10-K for the Fiscal Year ended December 31, 2012

General

1.	COMMENT: We note that you have not complied with prior comment one concerning the three missing quarterly reports that were due in 2013, notwithstanding your filings of notice on Form 12b-25. Under Rule 12b-25(b)(2)(ii) and (3) of Regulation 12B you are allotted up to five calendar days beyond the prescribed due date to file a quarterly report, provided that you are able to represent that this requirement will be fulfilled. Given your prolonged delinquency, there is no accommodation under Rule 12b-25. Please comply with your reporting obligations without further delay. You should also promptly file an amendment to your Form 10-K to resolve the other concerns outlined in this letter.

RESPONSE: The Company continues to diligently work with its auditors BDO to prepare and file its quarterly reports for the quarters ended March 31, 2013, June 30, 2013, and September 30, 2013. The Company filed notices of late filing on May 16, 2013, as amended on May 17,

March 6, 2014

2013, August 15, 2013, and November 18, 2013. The Company expects to file its three quarterly reports and its Annual Report on Form 10-K for the year ended December 31, 2013 during the second quarter of 2014.

Proved Undeveloped Reserves, page 49

2.	COMMENT: We note that although you have supplementally provided details about the changes in proved undeveloped reserves that occurred during 2012 in response to prior comment two, you do not consider these to be material and do not intend to provide corresponding disclosure. However, since proved undeveloped reserves as of December 31, 2012 represented approximately 22% of your total reserves and decreased by almost 50% from the prior year, we do not see adequate support for your view and believe that you will need to amend your Form 10-K to include disclosures prescribed by Item 1203 of Regulation S-K. We reissue prior comment two.

RESPONSE:

The Company has amended the Form 10-K to address your comment.

Oil and Gas Properties, Wells, Operates and Acreage, page 51

3.	COMMENT: We note your response to prior comment three in which you state the total gross and net developed acreage is reflected in the second table on page 52 under the heading “HBP Acreage.” However, your introductory note to that table indicates the table summarizes the amount of undeveloped leasehold acreage. Given your inconsistent labeling, also considering that acreage held-by-production is not synonymous with developed acreage in all instances, you should revise your disclosures to utilize consistent terminology when labeling or describing information about your properties, and which clearly corresponds to the disclosures prescribed by Item 1208 of Regulation S-K.

RESPONSE: The Company has amended the Form 10-K to address your comment.

Controls and Procedures, page 83

4.	COMMENT: In your response to prior comment four you state that you believe you have met the requirements of Item 308(a) of Regulation S-K. However, the information on page 83 does not contain the prescribed management’s report on internal control over financial reporting, which must contain the following pursuant to Item 308(a) of Regulation S-K:

•	A statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant.

•	A statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting.

March 6, 2014

•	Management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Please understand that since you have identified material weaknesses in your internal control over financial reporting, we would not see adequate support for concluding that your internal control over financial reporting was effective.

Please file an amendment to your Form 10-K to include management’s report on internal control over financial reporting, which contains the information outlined above.

RESPONSE:

The Company has amended the Form 10-K to address your comment.

Reserve Quantity Information, page F-40

5.	COMMENT: We note that you did not comply with prior comment six as you have not provided a narrative explanation of significant changes reflected in the table on page F-42. The tabular information alone does not suffice. We reissue prior comment six.

RESPONSE:

The Company has amended the Financial Statements included in the Form 10-K to address your comment.

Should you have any additional comments or questions, please do not hesitate to contact me.

Best regards,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

/s/ Tonya Mitchem Grindon Tonya Mitchem Grindon

Enclosures

TMG:psa